April 9, 2008

Mail Stop 4561

Tullio J. Marchionne
Secretary and General Counsel
Riviera Holdings Corporation
2901 Las Vegas Boulevard South
Las Vegas, NV 89109

      Re: Riviera Holdings Corporation
              Item 4.01 Form 8-K
              Filed March 31, 2008
              File No. 0-21430

Dear Mr. Marchionne:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

William H. Demarest IV
Staff Accountant